March 30, 2006


 Sasha S. Parikh
 Staff Accountant
 Division of Corporate Finance
 United States Securities and Exchange Commission

 Re:  American HealthChoice, Inc.
 Form 10-KSB for Fiscal Year Ended September 30, 2005
 Filed January 13, 2006
 File No. 0-26740


 Dear Ms. Parikh:

 We have reviewed your letter of March 28, 2006 and have the following questions and comments. After having a dialogue, we should be able to clear and/or clarify certain comments and then proceed with the necessary revisions to complete the amendment to the Form 10-KSB.


 Item 1. Description of Business
 -------------------------------
 RehabCo.
 --------

   1. The reversal of the stock issuance is not shown on the Statement of Changes in Stockholders' Equity because the original issuance and the reversal occurred in the same fiscal year. The stock was never issued to the seller and he was the one who initiated the termination of the purchase agreement. In the amended filing, we will state in the description of business that no tangible assets were acquired and the goodwill is attributable to future profit from the sale of equipment. We will also add a footnote to the financial statements that will clarify the accounting treatment. Lastly, we could report both the issuance and reversal on the Statement of Changes in Stockholders' Equity to show a clear trail.


   Management's Discussion and Analysis
   ------------------------------------
   Critical Accounting Estimates
   -----------------------------
   Allowance for Discounts
   -----------------------

   2. The disclosures presented in our responses to a), b), c), d) and e) will be included in the amended filing.

   3. We will add the following to the disclosure under 2 e): A fluctuation of $250,000 would approximate 2.5% of the gross receivables at September 30, 2005 and 2% of patient billings for the fiscal year ended September 30, 2005. We believe these additional disclosures to the MD & A should allow the reader to make an investment decision.

   4. In August 2000 the Company estimated the fair value of assets acquired in connection with the purchase of three medical clinics using the purchase accounting method including the $900,000 of accounts receivable written off. In fiscal 2004, we were in effect revising the original fair value estimate downward by this $900,000. We would suggest a compromise, whereby we would report the $900,000 adjustment to the receivables acquired in 2000 as non-recurring outside of operating income and the remaining $625,000 of bad debt expense as an operating expense. As a result, the net loss for fiscal 2004 would not change but the operating income would be reduced by $625,000.

   5. The allowance for discount on billings, which is a deduction from gross patient billings is the accounting estimate to arrive at expected net collections. As discussed in our response, bad debt expense is narrowly defined as a provision for cases that require 100% write-off. As mentioned in our response 4 (e), the number of cases in this category was insignificant in 2005. If we proceed with the compromise in 4 above, there would be $625,000 of bad debt expense in fiscal 2004. Please let us know if we should use a term different from bad expense to describe 100% write-off cases.

   6. The discussion will be in the amended filing.


   Note 1 Organization and Summary of Significant Accounting Policies
   ------------------------------------------------------------------
   Net Patient Billings
   --------------------

   7. As discussed in our response the service agreement between the company and the doctor is for the limited purpose of treating the patients referred by us. We do not have any other financial obligations to the doctor or the doctor to us. The doctor pays for his employees and all other expenses of his clinic including rent, telephone, insurance, etc. We are only the beneficiary to the extent we derive billings from the treatment of the patients.

   8. We will provide the policy in the amended filing.

   9. The amounts for spinal decompression systems under patient billings in the MD&A are for patients treated on the equipment at our company-owned Katy and Bandera clinics. Please let us know if further clarification is necessary.


  Note 10 Stock Options
  ---------------------

  10. The amended filing will have the required disclosure.


  Note 12 Convertible Debenture
  -----------------------------

  11. We received a phone call today from John L. Krug, who informed us that the SEC will be reviewing the terms of the Convertible Debenture in connection with the Form SB-2 filed February 2, 2006. I informed him that we were working with you on clearing the accounting comments for the Form 10-KSB. I would suggest we defer any further discussion until Mr. Krug provides his specific comments on the debenture.

  12. See comment 11.

  13. See comment 11.


  Note 13 Contingencies
  ---------------------

  14. We will disclose the requested information in the amended filing.


  When your schedule permits, please call me at 972-538-0122 x206 or email to jstuecheli@msn.com to schedule a time to discuss this letter. I look forward to a timely resolution.

  Sincerely,

  /s/ John C. Stuecheli
  ---------------------
  John C. Stuecheli
  Vice President and CFO